EXHIBIT 2.1

                          FORTUNE PETROLEUM CORPORATION

                                 April 17, 1996

Mr. Walter Williams
Mr. T. W. Hoehn, III
Texoil, Inc.
1600 Smith Street, Suite 4000
Houston, TX  77002

Gentlemen:

         This letter of intent shall set forth the current understandings and initial agreements which have been reached between Fortune Petroleum Corporation ("Fortune") and Texoil, Inc. ("Texoil") pursuant to which Texoil and Fortune contemplate entering into a transaction, more fully discussed below, in which Texoil will be acquired through merger by Fortune in a tax-free transaction.

         Through our mutual discussions, we have agreed that, in consideration for the acquisition of Texoil, Fortune will, at the closing of the transaction contemplated herein, issue to the shareholders of record of common stock of Texoil one (1) share of the $.01 par value common stock of Fortune (the "Fortune Stock") in exchange for each three and two tenths (3.2) shares of the common stock of Texoil, not to exceed 1,845,000 shares of Fortune common stock. Subject to the additional contingencies discussed below, such merger shall be subject to approval by the boards of directors of both Fortune and Texoil, the receipt by Texoil, prior to the signing of a definitive merger agreement, of a "fairness opinion" concerning the terms of the transaction from an investment banking firm or other person acceptable to the parties, the filing by Fortune and effectiveness of a Registration Statement under the Securities Act of 1933, and approval of this transaction by the shareholders of Texoil and Fortune.

         Prior to the record date of the transaction described above, all owners of Texoil's preferred stock shall exchange such shares and any accrued dividends into common stock of Texoil at the market price of such stock on the effective date of the exchange, in a total aggregate amount of not more than 1,700,000 shares of Texoil common stock.

         On the closing of the transaction contemplated hereby, the outstanding principal on all loans from Texoil shareholders to Texoil shall be converted to Fortune common stock at the average of the closing market price of such stock on the ten (10) business days immediately prior to the closing of the transaction contemplated hereby (such shares are referred to herein as the "Liquidation Shares"). Thereafter, Fortune shall provide assistance in the liquidation of the Liquidation Shares by ensuring that such shareholders (who Fortune understands consist of T. W. Hoehn, Jr. and the Walter Williams family) receive the entire amount of their previously-existing loan amounts within fifteen (15) months of




Mr. Walter Williams
Mr. T. W. Hoehn, III
April 17, 1996
Page 2



the closing of the transaction contemplated hereby; provided, however, that Fortune shall guarantee the receipt by T. W. Hoehn, Jr. ("Hoehn") of the first $200,000 of such proceeds during the two-week period following the closing and the balance of such proceeds within one year following the closing. Fortune and Hoehn shall reconcile the accounting of such liquidation so as to provide for the proportionate return to Fortune of any amounts received by Hoehn insofar as Fortune was required to advance funds on its guarantee.

         Prior to the closing of the transaction contemplated hereby, each of the current officers, directors and principal shareholders of Texoil shall enter into "lock-up" agreements, whereby their ability to trade the Fortune Stock (exclusive of the Fortune common stock to be issued in conversion of outstanding loans) to be issued to each, shall be restricted for a period of not less than six (6) months nor more than the period required to consummate the sale of the Liquidation Shares and upon other mutually-acceptable terms. All such stock shall bear appropriate legend regarding the terms of the lock-up agreement. At the conclusion of the lock-up period, Fortune shall register under Form S-3 those shares previously subject to the agreement.

         In the definitive merger agreement to be entered into by the parties, the terms and conditions for the assumption and adjustment of the terms of outstanding warrants and stock options of Texoil shall be addressed. It is currently contemplated, subject to further review, that the outstanding options and warrants will be assumed by Fortune in accordance with their terms.

         The parties hereto contemplate that, following their mutual approval of this letter, they will, in good faith, enter into a period of completing due diligence reviews and will commence the drafting and preparation of the documents, agreements, applications, proxies, and registration statements necessary for carrying out their mutual intent hereunder. The parties contemplate that this transaction will require the approval of the shareholders of Texoil and Fortune pursuant to proxy statements calling special meetings of shareholders. Such proxy statements will be included in the registration statement to be filed with the Securities and Exchange Commission ("SEC") covering all of the shares of Fortune common stock which are contemplated to be issued in this transaction. Each party will bear and pay its own costs and expenses which may be incurred in connection with this transaction and the preparation of the documents and agreements associated with it.

         The parties contemplate that each will move forward in good faith toward finalizing their respective due diligence, preparing the definitive merger agreement and other necessary closing documents, and obtaining the approval of their respective boards of directors and shareholders. Upon approval of the transaction contemplated hereby by each





Mr. Walter Williams
Mr. T. W. Hoehn, III
April 17, 1996
Page 3



board of directors, the parties will, not later than April 26, 1996, enter into a definitive merger agreement and, as quickly thereafter as possible, file the proposed Registration Statement with the SEC. The Registration statement shall include the recommendation of the board of directors of each of the parties to their respective shareholders for approval of the transaction contemplated hereby. It is anticipated that the shareholders of each party will be asked to approve this transaction not later than August 15, 1996.

         Upon closing of the transaction contemplated herein, Fortune will appoint Walter Williams to its board of directors and T. W. Hoehn, III to its executive committee. It is contemplated that Mr. Williams will be elected chairman of the board of Fortune. Further, Fortune believes that a continuity of Texoil's professional staff is a desirable component of the transaction contemplated hereby. Accordingly, Fortune intends to devote further review to the feasibility of extending offers of employment to such staff.

         The definitive merger agreement covering the transaction contemplated hereby will include standard forms of representations and warranties, substantially alike for Fortune and Texoil in those instances where necessary or required, appropriate for transactions of a similar nature, including, but not limited to, disclosure of all material liabilities, principal shareholder lock-ups, and good title to the assets of Texoil and Fortune. Texoil recognizes, however, that the nature of the transaction contemplated hereby necessitates that all provisions contained in a definitive merger agreement may not be reciprocal.

         During the interim period between the signing of the definitive merger agreement and closing or earlier termination of the merger (the "Due Diligence Period"), Fortune will provide the capital required (the "Prospect Costs") to fund Texoil's working interest shares of the costs of its Raceland, Greens Lake and Laurel Grove prospects (the "Prospects"). In addition, Fortune will contribute amounts up to $150,000, to Texoil to assist Texoil in paying other reasonable and necessary, determined solely at Fortune's discretion, expenses of conducting its business during the Due Diligence Period (the "Other Funded Costs"). Texoil will endeavor to minimize the Other Funded Costs during the Due Diligence Period by reducing its overhead. Texoil will endeavor to obtain agreements, subject to Fortune's review, from attorneys, accountants, and other consultants to perform their work on the merger on a turnkey basis. Any amounts contributed by Fortune to Texoil or paid by Fortune on behalf of Texoil for Other Funded Costs shall reduce the purchase price to the extent that such Other Funded Costs along with any other increase in the total of the net working capital deficit and other liabilities exceed the total of the net working capital deficit and other liabilities, as of March 31, 1996, by more than $150,000. Fortune shall not be required to pay any Other Funded Costs or Prospect Costs (hereinafter collectively referred to as "Reimbursable Costs") until the parties have executed a definitive merger agreement.




Mr. Walter Williams
Mr. T. W. Hoehn, III
April 17, 1996
Page 4



In exchange for Fortune advancing funds for Reimbursable Costs, at the time of the first such advance, Texoil shall execute and deliver to Fortune a security interest, sufficient to fully collateralize all Reimbursable Costs, in all of texoil's interest in the Prospects, including, but not limited to, all seismic data, seismic options, and leasehold interests.

         In the event that Texoil, either voluntarily or involuntarily, is acquired by a third party which thereafter repudiates the transaction contemplated hereby, or in the event that Texoil, due to acquisition or merger discussions with a third party, repudiates or materially impairs the ability of either party to proceed with the transaction contemplated hereby, Fortune shall be entitled to (i) the repayment, within two (2) business days, of the Reimbursable Costs together with interest thereon at the lesser of 18% per annum or the maximum allowable by law and (ii) an assignment of the greater of 10% of 8/8 in each of the Prospects on the same basis as Texoil holds its interest or 50% of Texoil's interest in each of the Prospects, proportionately adjusted as provided below. In the event that Fortune, either voluntarily or involuntarily, is acquired by a third party which thereafter repudiates the transaction contemplated hereby, or in the event that Fortune, due to acquisition or merger discussions with a third party, repudiates or materially impairs the ability of either party to proceed with the transaction contemplated hereby, Fortune shall only be entitled to the return, within one year, of the Reimbursable Costs. If the consummation of the merger is enjoined by a court of competent jurisdiction, the obligations of the parties hereunder shall be terminated and Fortune shall receive, within ninety (90) days from the date such injunction becomes final, the return of the Reimbursable Costs plus interest thereon at the lesser of 18% per annum or the maximum allowable by law and an assignment from Texoil of an interest equal to five percent (5%) of 8/8 in each of the Prospects proportionately adjusted as provided below.

         If the Merger is not consummated due to the failure of any of the representations or warranties made by Texoil, or the breach by Texoil of any of the terms or provisions of the agreement between the parties, or for any other reason attributable to Texoil's failure or inability to proceed (except as provided above), Fortune shall have the right to receive, at its election, either (i) the return, within thirty (30) days after termination of the merger negotiations, of all the Reimbursable Costs plus interest thereon at the lesser of 18% per annum or the maximum allowable by law or (ii) an amount of working interest equal to an unpromoted 50% of Texoil's total interest in the Prospects, under the same terms and conditions that Texoil owns its interest, proportionately adjusted as provided below (the "Default Interest"). If the merger is not consummated due to the failure of any of the representations or warranties made by Fortune, or the breach by Fortune of any of the terms or provisions of the agreement between the parties, or for any other reason attributable to Fortune's failure or inability to proceed (except as provided above), Fortune




Mr. Walter Williams
Mr. T. W. Hoehn, III
April 17, 1996
Page 5



shall have the right to receive, at Texoil's election, either (i) the return, within ninety (90) days after termination of the merger negotiations, of all of the Reimbursable Costs plus interest thereon at the lesser of 18% per annum or the maximum allowable by law or (ii) the Default Interest. The proportionate adjustment referred to above shall be a fraction, the numerator of which shall be the total of Reimbursable Costs, and the denominator of which shall be 1,208,000, subject to a possible revision in the denominator based upon the final terms of a pending transaction concerning Texoil's interest in the Laurel Grove Prospect. The fraction may be greater than one.

         Each party agrees that it remains bound by the terms of the confidentiality agreements previously entered into by the parties. Each party will issue a press release in form and substance acceptable to the other upon the execution of this letter of intent. Such press releases shall be issued no later than the opening of trading on April 18, 1996. Further, each party shall file with the SEC a Form 8-K disclosing the material terms of this transaction.

         The parties will each continue to operate their businesses and operations from the date hereof through the closing of the transaction contemplated hereby in a reasonable and prudent manner so as to not cause or allow a material loss or decline in the value, use, or contemplated benefit of their respective assets or any portion thereof. Further, neither party shall take any action to enter into any agreement prior to the closing of the transaction contemplated hereby for the issuance of significant additional shares of stock or securities convertible into stock or otherwise take steps to alter their capital structure without the prior written consent of the other. Texoil shall not sell or encumber, or enter into any agreement to sell or encumber, any of its properties, leases, prospects, or other assets without the prior written approval of Fortune. Fortune shall, prior to the sale, acquisition, or encumbrance of any assets, advise Texoil of its intention and shall provide it with the details of the transaction.

         The parties understand that the merger agreement to be prepared will be the definitive agreement and hereby stipulate that this letter is not intended to be and shall not be construed as a binding agreement between the parties. Notwithstanding the foregoing, the parties acknowledge that each, by entering into this letter of intent, will begin to expend considerable sums in commencing due diligence, preparing and negotiating the definitive merger agreement, and preparing and filing appropriate documents with the SEC. The parties are undertaking such expenditures pursuant to an explicit representation and warranty that a majority of Texoil directors, a majority of Fortune directors, and shareholders representing a majority of all outstanding Texoil shares have each been notified of an approved the transaction in substantially the form set forth in this letter of




Mr. Walter Williams
Mr. T. W. Hoehn, III
April 17, 1996
Page 6


intent. In the event that the board of directors of either party fails to approve a definitive merger agreement in substantially the form set forth herein, the parties agree that the resulting damages would be impracticable or extremely difficult to ascertain. Because of these difficulties, the parties agree that, in the event of such a breach, the party which fails to approve the definitive merger agreement shall pay the sum of $50,000 to the other as liquidated damages. Except for the representation and warranty concerning director and shareholder approval and the provisions concerning confidentiality, set forth above, the terms of this letter of intent shall not survive the execution of the definitive merger agreement. Except for such specific provisions, neither party hereto shall be bound to any of the terms or provisions herein set forth until the formal agreement reflecting this transaction are prepared and are duly approved by each party's respective board of directors and shareholders, as necessary.

         If this letter correctly sets forth our discussions to date, please date, sign, and return one copy of it to the undersigned immediately.

                                                              Very truly yours,

                                                          /s/Tyrone J. Fairbanks

                                                             TYRONE J. FAIRBANKS



ACCEPTED AND AGREED TO
THIS 17TH DAY OF APRIL, 1996



TEXOIL, INC.


BY:      /S/ WALTER L. WILLIAMS
         WALTER WILLIAMS
         CHAIRMAN AND CHIEF EXECUTIVE OFFICER

BY:      /S/ T. W. HOEHN III
         T. W. HOEHN, III
         CHAIRMAN, SPECIAL COMMITTEE OF DIRECTORS